UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 2, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On May 2, 2017, YayYo, Inc. (the “Company”) accepted the resignation of Terren S. Peizer as a member of the Company’s board of directors.

On May 2, 2017, the Company accepted the resignation of Anthony L. Davis from his position as president of the Company and as a member of the Company’s board of directors.

On May 2, 2017, pursuant to a vote of the shareholders and the remaining members of the board of directors, the Company appointed Kevin F. Pickard and Ali Rashidifar to its board of directors, effective immediately.

Kevin F. Pickard is a certified public accountant and the owner of Pickard & Company, CPAs since July 1998. Prior to forming Pickard & Company, he was an audit partner at Singer Lewak, LLP from August 1996 to July 1998. From September 1987 to July 1993 and from April 1994 to August 1996, Mr. Pickard was a business assurance manager at Coopers & Lybrand, LLP (currently known as PriceWaterhouseCoopers). Mr. Pickard also held the position of Manager, Internal Audit, for GFC Corporation from July 1993 to April 1994. Mr. Pickard earned a Bachelor of Science in Accounting from Brigham Young University, and a Master of Accountancy from Brigham Young University with a special emphasis in financial audit. Mr. Pickard is currently a licensed Certified Public Accountant in North Carolina, Arizona and California.

Ali Rashidifar’s entrepreneurship into the technology world began at the age of 15 when he started building custom computers and websites for friends & family. Ali’s expertise includes product and project management, UXUI and system architecture. In 2011, Mr. Rashifidar founded Lexicon Labs, a software consulting company. Through Lexicon Labs, Mr. Rashidifar currently serves as a consultant to the Company. He also serves as the Chief Technology Officer of Zuum Transportation, a transportation technology company that provides mobile and web applications for the logistics market. Zuum provides carriers and shipper a real-time market place for bidding as well as end-to-end logistics tracking. Mr. Rashidifar has also consulted for numerous technology, entertainment & hospitality companies such as Live Nation, Insomniac, FIWI, Hakkasan, Unite4Good, Ethos, Thompson Reuters, MGM, AEG & SBE. Ali graduated from University of California, San Diego with a Bachelor of Arts in Economics and an emphasis in econometrics.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Ramy El-Batrawi
Name:	Ramy El-Batrawi
Its:	Chief Executive Officer
Date:	May 5, 2017